Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi provides update on ZynquistaTM (sotagliflozin) type 2 diabetes Phase 3 program and collaboration with Lexicon

PARIS – July 26, 2019 – Sanofi today announced topline results from three Phase 3 trials of ZynquistaTM (sotagliflozin) in adults living with type 2 diabetes from the InSynchrony clinical program. Given the primary endpoint results of blood sugar control (HbA1c) reduction in the SOTA-CKD3 and SOTA-CKD4 studies, Sanofi provided notice to Lexicon that it is terminating the collaboration to develop, manufacture, and commercialize Zynquista in all ongoing global type 1 and type 2 diabetes programs.

At this time, the ongoing Phase 3 clinical trials will continue and there will be no immediate changes. Sanofi has expressed willingness to work with Lexicon to ensure a smooth transition of the studies. Sanofi remains committed to working and supporting the investigators and patients enrolled in the studies while next steps are discussed with Lexicon.

Topline results of the three studies are as follows:

•	In SOTA-MET, Zynquista (400 mg) demonstrated a statistically significant reduction in HbA1c compared to placebo at 26 weeks in patients on metformin.

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In SOTA-CKD3, Zynquista (400 mg) showed a statistically significant reduction in HbA1c in the entire population of patients with moderate (stage 3) chronic kidney disease (CKD) and in the subpopulation of patients with a glomerular filtration rate of 45-<60 mL/min/1.73m2 (stage 3A CKD) compared to placebo at 26 weeks. However, a statistically significant reduction in HbA1c was not achieved in the subpopulation of patients with a glomerular filtration rate of 30-<45 mL/min/1.73m2 (stage 3B CKD).

•	In SOTA-CKD4, Zynquista (200 mg and 400 mg) did not demonstrate a statistically significant reduction in HbA1c, compared to placebo at 26 weeks in patients with CKD4.

No imbalances or new safety signals were observed in these studies.

About ZynquistaTM (sotagliflozin)

Zynquista is an oral dual inhibitor of two proteins responsible for glucose regulation known as sodium-dependent glucose co-transporter types 1 and 2 (SGLT1 and SGLT2). SGLT1 is responsible for glucose absorption in the gastrointestinal tract, and SGLT2 is responsible for glucose reabsorption by the kidney. Zynquista is approved in the European Union (EU) for use as an adjunct to insulin therapy to improve blood sugar (glycemic) control in adults with type 1 diabetes mellitus with a body mass index ≥ 27 kg/m2, who have failed to achieve adequate glycemic control despite optimal insulin therapy. Outside of such approval in the EU, Zynquista is investigational and not approved by any other regulatory authority for type 1 or type 2 diabetes.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

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Sanofi Media Relations Contact Nicolas Kressmann Tel.: +1 732-532-5318 nicolas.kressmann@sanofi.com	Sanofi Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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